

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2010

Mr. David A. Viniar
Chief Financial Officer
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

> **Re:** **The Goldman Sachs Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 7, 2010**
> **Forms 10-Q for the Periods Ended March 31, June 30, and September 30, 2010**
> **Filed May 10, August 9, and November 9, 2010, respectively**
> **File No. 1-14965**

Dear Mr. Viniar:

We have read your supplemental response letter dated October 29, 2010, and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Period Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

Identifiable Intangible Assets, page 74

1. We have reviewed your response to our prior comment 1. Please provide us with your conclusions regarding impairment of the intangible assets related to your DMM rights as of December 31, 2010.

Notes to Consolidated Financial Statements, page 131

Note 2. Significant Accounting Policies, page 131

Goodwill, page 139

2.   We note your response to our prior comment 4. We also note your prior response dated
        June 4, 2010, which stated that your Equities operating segment has four components: (i)
        Client Franchise Business, (ii) Principal Strategies, (iii) Exchange-Based Market-Making
        Activities, and (iv) Insurance Activities; however, you only discussed two of these
        components in your October 29, 2010 response when comparing the growth rates of the
        net revenues of the aggregated components. Please provide us with a complete analysis
        supporting the similarity of the growth rates of the net revenues of all of the aggregated
        components of the Equities operating segment.

Note 18. Business Segments, page 208

3.   We note your statement in your response to our prior comment 7 that you are considering
        disaggregating your principal investing activities from your client franchise activities in
        your reporting and you plan to finalize your decisions in the fourth quarter. Please
        provide us with your conclusions regarding segment reporting in the Form 10-K for the
        year ended December 31, 2010.

Form 10-Q for the Period Ended June 30, 2010

Note 8. Commitments, Contingencies and Guarantees, page 64

4.   We note your response to our prior comment 8 and your enhanced disclosure on page 68
        of your September 30, 2010 Form 10-Q in which you state that you are not in a position
        to make a "meaningful estimate" of your exposure to claims for repurchase of residential
        mortgage loans. We do not believe this disclosure is consistent with the guidance in ASC
        450 and we believe that, where a range of reasonably possible loss is estimable and the
        top of the range is in excess of the amount accrued, the range should be disclosed
        pursuant to ASC 450-20-50-3. Please revise your disclosure in future filings to provide
        such disclosure and provide us with your proposed disclosure for future filings, or tell us
        in greater detail why you believe it is not appropriate.

Segment Operating Results, page 109

5.   We note your response to our prior comment 11 and your proposed disclosure. Please
        continue to consider quantifying the impact on your operating results of particular
        product types when discussing the various trends.

Form 10-Q for the Period Ended September 30, 2010

Note 8. Commitments, Contingencies and Guarantees, page 60

Legal Proceedings, page 62

6.   We note your disclosure that you cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred; however, this appears unusual given the different stages of each of the litigation matters discussed. Please revise your disclosure in future filings to either provide a range of loss, which may be aggregated for all of the litigation matters for which you are able to estimate the amount of the loss or range of possible loss, or provide explicit disclosure for each of the litigation matters that you are unable to estimate the loss or range of possible loss and the reasons why you are unable to provide an estimate. Furthermore, if you cannot estimate the possible loss or range of possible loss, please consider providing additional disclosure that could allow a reader to evaluate the potential magnitude of the claim. Please provide us with your proposed disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694, Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782, or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 with any other questions.

                                        Sincerely,

                                        Daniel Gordon
                                        Branch Chief